myRacehorse
(https://myracehorse.com/us)


Visceral
COLT BY VIOLENCE RACING JULY 25TH

$90

INVEST

Offering Memorandum
(https://www.sec.gov/Archives/edgar/data/2008780/000164460024000028/ViscerалOM2.pdf)

OFFERED BY
DALMORE

"
POWERFUL SON OF VIOLENCE, WITH

IMPRESSIVE WORKS

AND AN EFFICIENT STRIDE!".

- JOE MORAN
HEAD OF RACING


SANTA ANITA PARK
JUN/28/2024
OUTSIDE
BIG BABY
SIRE / MR. BIG
INSIDE
VISCERAL
SIRE / VIOLENCE
DISTANCE 5F
FINAL TIME 1:00.20
DISTANCE 5F
FINAL TIME 1:00.20


Colt
FOALED ON: 3/ 29/ 2021


Mark Glatt
TRAINER


California
RACING CIRCUIT

Powerfully built colt by Violence, expected to make his second start on July 25th at Del Mar. Trainer Mark Glatt conditioned multiple Grade 1 winner Dr. Schivel, another accomplished son of Violence now standing at Taylor Made Farm.

READ FULL OVERVIEW HERE

Visceral, a handsome son of Violence purchased at the 2023 OBS April sale as a juvenile, had been training very forwardly in Southern California for his debut for the Mark Glatt barn. Unveiled May 27 at Santa Anita going six furlongs, the colt broke outwardly and bumped with a foe at the start before moving up to chase the pace inside. He found himself in tight and shuffled back on the turn, losing some ground to the leaders, before maneuvering his way through traffic and ultimately finishing fourth. The winner that day was Eagles Flight, a highly regarded half-brother to Horse of the Year Flightline. Eagles Flight was named a prestigious 'TDN Rising Star' for his win.

Visceral earned a 69 Beyer Speed Figure for his effort and exited the race in very good order. He has returned to the worktab since then and continues to train very well for his next appearance. He is currently targeting a one-mile maiden special weight at Del Mar scheduled for July 25.

BREEZE & PHYSICAL

This grey colt displayed an efficient stride and plenty of willingness through his :10 flat (https://obscatalog.com/apr/2023/103.mp4) breeze, which was punctuated by an :11 flat and :23 2/5 gallop out. Back at the barn, we found a very balanced and correct individual. His smooth walk matched his stride at full speed and exuded class and presence.

PEDIGREE

This colt's sire, Violence, is a Grade I-winning son of Medaglia d'Oro. As a sire, Violence is responsible for six highest-level winners (all colts), including the 2022 champion juvenile Forte. His other Grade I winners include brilliant speedster Volatile, fellow Mark Glatt pupil Dr. Schivel, and No Parole, who is bred on the exact same cross as Visceral. This colt's broodmare sire, Bluegrass Cat, has proven his merits as a broodmare sire, with his daughters producing the likes of GISWs Sweet Loretta and Henley's Joy (also bred on a version of the same cross as our colt). The colt's young dam has produced one prior foal of racing age, who has won on the dirt overseas; and she also has a now yearling filly by Vino Rosso. Dam Blues Corner is half to the graded stakes-winning dirt router San Pablo and another Grade II-placed runner going nine furlongs on the main track.

TRAINER: MARK GLATT

Trainer Mark Glatt's runners have racked up more than $47 million in earnings throughout his career, and he is on pace for his second straight year with a 20% win rate. He is consistently in the top ten in the training standings at most Southern California meets.

Veterinary Notes:

On May 10th, 2023 Visceral underwent arthroscopic surgery to remove a small fragment off of the dorsal medial aspect of the P1 in his front left fetlock. He was purchased knowing this information, and the procedure was very minor. He exited the surgery in perfect condition and resumed training following his 60-day break.

In December of 2023 while breezing regularly, Visceral began to display some shin sensitivity, which is another extremely common and routine occurrence in a young horse akin to getting shin splints. Visceral did not buck his shins. He remained in light training while allowing his shins to heal, and returned to galloping in February.




SEE FULL PEDIGREE HERE

(HTTPS://CDNB-MEDIA.MYRACEHORSE.COM/BLOG/IMAGE/1031100X1700AE06656_1682691643139.JPG)

MEDIA



FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$90	**$459,000**	**51%**	**0.01%**



● ASSET COST —

Includes the initial purchase price of the horse plus any sales or use taxes, and the associated bloodstock fee. Series Visceral owns 51% of the underlying asset, which was purchased at auction for $400,00.00, plus a 5% bloodstock fee and 10.25% use tax. Series Visceral consists of 5,100 shares.

● BROKERAGE FEE +

● MANAGEMENT AND DUE DILIGENCE FEE +

● ORGANIZATIONAL AND EXPERIENTIAL FEE +

● OPERATING EXPENSE RESERVE +

MRH CF, LLC - Series Visceral previously conducted an offering pursuant to Regulation Crowdfunding that commenced on March 22, 2024 for 5,100 Series LLC Interests for a maximum offering amount of $459,000 (the "Original Offering"). The Original Offering closed on April 30, 2024. The Company sold 3,650 of the 5,100 Series LLC Interests in the Original Offering for total proceeds of $328,500. The Company is offering the remaining 1,450 Series LLC Interests in this Offering in order to raise up to a maximum offering amount of $130,500.00.

Funding Progress

$328,770 / $459,000

Funds Raised

$90

INVEST

Offering Memorandum
(https://www.sec.gov/Archives/edgar/data/2008780/000164460024000028/VisceralOM2.pdf)

FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings?   ‹

Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.

These offerings will have some differences that many MyRacehorse users will notice; unique investment caps, a funding progress bar, a comment section on the listing page, and additional communications regarding the disbursement process.

Why buy a racehorse through crowdfunding?   ⌄

What types of securities can I buy on this site?   ⌄

How much can I invest?   ⌄

How do I calculate my net worth?   ⌄

What are the tax implications of an equity crowdfunding investment?   ⌄

Who can invest in a Regulation CF Offering?   ⌄

What do I need to know about early-stage investing? Are these investments risky? ⌄

When will I get my investment back? ⌄

Can I sell my shares? ⌄

What information does this site collect from issuers related to their offering? ⌄

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John Ploski

3 months ago

Correct me if I'm wrong, but due to the foil date this horse will never be eligible to run in the Kentucky derby right?

-New to horse investments

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S

Sue Brinkman

3 months ago

Is it possible to purchase shares from an owner of a horse that hadinitially purchased from MyRacehorse

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MyRacehorse Mod → Sue Brinkman

3 months ago

Hi Sue,

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold freely. The only exceptions to this one-year limit are when:

- Transferring shares to a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.).
- Transferring shares in connection with your death or divorce or other similar circumstances.
- Transferring shares to an accredited investor.
- Transferring shares to the company that issued the securities (MyRacehorse) solely at the discretion of the issuer.

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P

Paul Babcock

3 months ago

I cannot get past the confirm. Been trying since 1030am Thursday? Ty

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J

Jacqueline Shervey

3 months ago

Tax wise, in upcoming years would we receive a 1099 like the other microshares, or a K1 like an LLC?

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L

Lee Kleinmaier → Jacqueline Shervey

3 months ago

Never a K-1 for this type of investment and any proceeds will be on a 1099 as dividends or simply a return of your initial capital. And we know if we don't receive more than $10 per year on a horse, then no 1099 is issued.

From what I know on Crowd Funding, only profits will be taxed and if you simply get back a portion of the $90/share you paid originally, then you are just getting some of your capital returned to you.

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D

Dorothee Kieckhefer

3 months ago

This horse was "sold" in a previous, regular MRH micro share offering & MRH owns 51%. What is being sold ("crowdfunded") now? The remaining 49% of the horse?

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L

Lee Kleinmaier → Dorothee Kieckhefer

3 months ago

I know this answer: Visceral was never approved by the SEC in MyRacehorse's initial offering attempt. As you saw, this is a new Regulation CF = Crowd Funding offering. This new CF offering replaces the old offering that never was approved and thus no MRH shares were sold. Also, Edge Racing owns 40% of Vissceral, MRH owns 51% as they stated.

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S

Steven Barer

3 months ago

To confirm, if I buy two shares and spend $180, the only difference is I get my money back if the horse doesn't get fully funded vs my other MRH purchases?

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R **Richard Coreno**

3 months ago

Get Your Kicks: Should enjoy route racing.

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